Exhibit 1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of Merus N.V. (the “Company”) to be held on June 12, 2019 at 1:00 pm (CEST) at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) (the “AGM”).

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of the annual report over the financial year 2018 (discussion item)

3.	Implementation of the compensation policy during the financial year 2018 (discussion item)

4.	Adoption of the annual accounts over the financial year 2018 (voting item)

5.	Explanation of the dividend and reservation policy (discussion item)

6.	Appointment of the external auditor for the financial year 2019 (voting item)

7.	Release of the Company’s directors from liability for the exercise of their duties during the financial year 2018 (voting item)

8.	Amendment of the Company’s articles of association and authorization to implement such amendment (voting item)

9.	Appointment of Dr. Victor Sandor as non-executive director (voting item)

10.	Appointment of Dr. Sven Ante Lundberg as non-executive director (voting item)

11.	Re-appointment of Dr. Anand Mehra as non-executive director (voting item)

12.	Re-appointment of Dr. John de Koning as non-executive director (voting item)

13.	Approval of amendment to awards granted under the Company’s 2010 employee option plan (voting item)

14.	Granting authorization to acquire shares in the Company’s capital (voting item)

15.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The registration date for the AGM is May 15, 2019 (the “Registration Date”). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company’s capital, on the Registration Date and who are recorded as such in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent may attend and, if relevant, vote at the AGM (the “Persons with Meeting Rights”).

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company no later than on June 5, 2019. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company’s website (http://www.merus.nl).

EXPLANATORY NOTES TO THE AGENDA1

2.	Discussion of the annual report over the financial year 2018 (discussion item)

The Company’s annual report over the financial year 2018 has been made available on the Company’s website (http://www.merus.nl) and at the Company’s office address.

3.	Implementation of the compensation policy during the financial year 2018 (discussion item)

The Company’s compensation policy (the “Compensation Policy”) is intended to attract, retain and motivate directors with the leadership qualities, skills and experience needed to support and promote the growth and sustainable success of the Company and its business. The compensation structure for directors should drive strong business performance, promote accountability, incentivize directors to achieve short and long-term performance targets with the objective of increasing the Company’s equity value, assure that the interests of the directors are closely aligned to those of the Company, its business and its stakeholders and ensure the overall market competitiveness of compensation packages for managing directors.

The implementation of the Compensation Policy has been outlined in the Company’s annual report over the financial year 2018.

4.	Adoption of the annual accounts over the financial year 2018 (voting item)

The Company’s annual accounts over the financial year 2018 have been made available on the Company’s website (http://www.merus.nl) and at the Company’s office address. It is proposed that these annual accounts be adopted.

5.	Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company’s policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company’s reserves for purposes such as funding the development and expansion of the Company’s business, making future investments, financing capital expenditures and enhancing the Company’s liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

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The Company’s works council has taken a position in respect of the appointment of agenda items 9 through 12. This position has been outlined in the statement that is available on the Company’s website (http://www.merus.nl) and at the Company’s office address.

6.	Appointment of the external auditor for the financial year 2019 (voting item)

It is proposed that KPMG Accountants N.V. (“KPMG”) be appointed and instructed to audit the Company’s annual report and annual accounts for the financial year 2019. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the approval of the Company’s board of directors (the “Board”) of the terms of engagement proposed by KPMG for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend KPMG’s current engagement as the Company’s external auditor.

7.	Release of the Company’s directors from liability for the exercise of their duties during the financial year 2018 (voting item)

It is proposed that the Company’s directors be released from liability for the exercise of their duties during the financial year 2018. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company’s annual report or annual accounts over the financial year 2018 or in other public disclosures.

8.	Amendment of the Company’s articles of association and authorization to implement such amendment (voting item)

In 2019, a bill was enacted with effect from 1 July 2019 regarding the abolishment of bearer shares. The Company’s articles of association provide that the Board is authorized to decide to create bearer shares. Until now, the Board has not created any such bearer shares nor does the Board have the intention to do so. In order for the Company’s articles of association to be compliant with the amended Dutch legislation, it is proposed that the Company’s articles of association be amended in accordance with the draft articles of association which has been made available on the Company’s website (http://www.merus.nl) and at the Company’s office address. If this resolution is passed, each lawyer, candidate civil law notary and civil law notary of NautaDutilh N.V. shall be authorized to execute the requisite deed of amendment to the Company’s articles of association.

9.	Appointment of Dr. Victor Sandor as non-executive director (voting item)

The Board has made a binding nomination to appoint Dr. Victor Sandor as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2023. The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

Dr. Sandor has more than 15 years of experience in the pharmaceutical and biotechnology industries. He is currently Chief Medical Officer at Array BioPharma where he was instrumental in obtaining the approval of Braftovi and Mektovi for the treatment of BRAFV600E/K mutant melanoma. Prior to joining Array, he was Senior Vice President for Global Clinical Development at Incyte Corporation where he played a critical role in the approval of Jakafi for the treatment of Myelofibrosis and Polycythemia Vera. Dr. Sandor was also Vice President and

Chief Medical Officer for oncology at Biogen Idec and held positions of increasing responsibility in oncology product development at AstraZeneca, where he played an important role in the registration of Arimidex(r) (anastrozole) for adjuvant use and the development of several early stage programs through proof of concept. Dr. Sandor received his M.D.C.M. from McGill University in Montreal, Canada, and completed his Fellowship in Medical Oncology at the National Institutes of Health in Bethesda, Maryland.

10.	Appointment of Dr. Sven Ante Lundberg as non-executive director (voting item)

The Board has made a binding nomination to appoint Dr. Sven (Bill) Ante Lundberg as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2023. The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

Dr. Lundberg has more than 15 years of experience in the pharmaceutical and biotechnology industries. Prior to joining the board, he was Chief Scientific Officer and the first US employee of CRISPR Therapeutics. He was responsible for establishing and growing R&D in the US and overseeing the first company CRISPR-based product from inception to regulatory filing for clinical trials. He was also Vice President and Head of Translational Medicine at Alexion, overseeing R&D from discovery through early development, as well as Director and Chief Medical Officer of Taligen Therapeutics. He has previously held roles of increasing responsibility in clinical drug development and medical affairs at Xanthus/Antisoma, Wyeth (now Pfizer), and Genzyme. Dr. Lundberg received an MD from Stanford and MBA from the University of Massachusetts. He completed post-doctoral training at the Whitehead Institute/MIT, and clinical training in Medicine and Medical Oncology from Harvard and the Dana-Farber Cancer Institute.

11.	Re-appointment of Dr. Anand Mehra as non-executive director (voting item)

The Board has made a binding nomination to re-appoint Dr. Anand Mehra as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2023. The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

Dr. Mehra was nominated to serve on our Board by Sofinnova Venture Partners IX, L.P., one of our shareholders, and has been a non-executive member of our Board since August 2015. Dr. Mehra has been with Sofinnova Investments (f.k.a. Sofinnova Ventures) since 2007, most recently holding the position of a general partner where he focuses on working with entrepreneurs to build drug development companies. He has led the firm’s investments in Vicept Therapeutics (acquired by Allergan), Aerie Pharmaceuticals, Inc., Aclaris Therapeutics, Inc., and Prothena Corporation PLC. He currently serves as a member of the boards of directors of Spark Therapeutics, Inc. and Aclaris Therapeutics, Inc., as well as on the boards of several private companies. Dr. Mehra holds his M.D. from Columbia University’s College of Physicians and Surgeons.

12.	Re-appointment of Dr. John de Koning as non-executive director (voting item)

The Board has made a binding nomination to re-appoint Dr. John de Koning as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2023. The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

Dr. De Koning was nominated to serve on our Board by Coöperatief LSP IV U.A., one of our shareholders, and has been a non-executive member of our Board since January 2010. Dr. De Koning has been a partner at LSP (Life Sciences Partners) since January 2006. Dr. De Koning currently serves on the boards of the private companies GTX medical, eTheRNA and Aelin Therapeutics. Previously, he served on the supervisory boards of BMEYE (acquired by Edwards Lifesciences), Prosensa (acquired by BioMarin) and Skyline Diagnostics, and as a non-executive director on the boards of argenx, Pronota (acquired by MyCartis) and Innovative Biosensors Inc. Dr. De Koning holds an M.Sc. in medical biology from Utrecht University and a Ph.D. in oncology from the Erasmus University Rotterdam.

13.	Approval of amendment to awards granted under the Company’s 2010 employee option plan (voting item)

Pursuant to, and subject to the terms of, the Company’s 2010 employee option plan (the “2010 Plan”), certain options to acquire ordinary shares in the Company’s capital have been awarded to certain employees and officers of the Company (the “2010 Options”). The exercise of the 2010 Options is subject to the provisions of the respective option agreements which have been entered into with the employees and officers concerned (the “2010 Option Agreements”). Pursuant to the 2010 Option Agreements, the 2010 Options may be exercised in either of the following exercise windows: (a) within two months following the end of a calendar year or (b) within two months following the adoption of the Company’s annual accounts by the Company’s general meeting of shareholders (the “Exercise Windows”).

The Company wishes to amend the terms of the 2010 Options by lifting the requirement that the 2010 Options may only be exercised during the pre-defined Exercise Windows (without prejudice to the restrictions and limitations under the Company’s insider trading policy and applicable law, including applicable closed or blackout periods), which has had the unintended effect of prohibiting certain employees from exercising at any time and limiting their ability to do an exercise and sell-to-cover transaction. The proposed change to the 2010 Options requirements would be consistent with the terms of the Company’s 2016 incentive award plan, pursuant to which certain options to acquire ordinary shares in the Company’s capital have been awarded to certain employees and officers of the Company (the “2016 Options”), which 2016 Options may be exercised at any time (subject to restrictions and limitations under the Company’s insider trading policy and applicable law, including applicable closed or blackout periods or possession of material non-public information).

Pursuant to the 2010 Plan, the resolution proposed under this agenda item can only be passed at the AGM by a qualified majority of at least two-thirds of the votes cast and provided that at least two-thirds of the Company’s issued share capital is present or represented at the AGM.

14.	Granting authorization to acquire shares in the Company’s capital (voting item)

The Board has been authorized, for a period ending on January 20, 2020, to resolve for the Company to acquire fully paid-up shares in the Company’s capital (or depository receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price per share which is higher than nil and no higher than 110% of the average closing price of the Company’s ordinary shares on the NASDAQ Global Market (such average closing price being calculated over the five trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company’s issued share capital.

It is now proposed to renew the authorization of the Board, for a period of 18 months following the date of the AGM, to resolve for the Company to acquire fully paid-up shares in the Company’s capital (or depository receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price per share which is higher than nil and no higher than 110% of the average closing price of the Company’s ordinary shares on the NASDAQ Global Market (such average closing price being calculated over the five trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company’s issued share capital (determined as at the close of business on the date of the AGM). If the resolution proposed under this agenda item 14 is passed, the proposed authorization shall replace the existing authorization referred to in the previous paragraph.